FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2019

Commission File Number: 033-51000

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Videotron dated October 8, 2019.

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of C$800,000,000
Senior Notes Offering

Montréal, October 8, 2019 - Videotron Ltd. (“Videotron”) today announced the closing of its issuance and sale of C$800 million aggregate principal amount of 4.5% Senior Notes due 2030. Videotron intends to use the proceeds of this offering to repay a portion of the amounts outstanding under its senior credit facility and to pay transaction fees and expenses.

This press release is not an offer to sell or the solicitation of an offer to buy securities in the United States or in any other jurisdiction. The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws, and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The senior notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Videotron (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its Helix home entertainment and management platform. As of June 30, 2019, Videotron was serving 1,558,400 cable television customers. The Club illico over-the-top video service had 431,000 members. Videotron is also the Québec leader in high-speed Internet access, with 1,706,900 subscribers to its cable service as of June 30, 2019. As of the same date, Videotron had 1,231,900 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,072,900 Québec households and organizations. Videotron places on the prestigious Canada’s Top 100 Employers and Montréal’s Top Employers lists.

For more information, please contact

Hugues Simard
Chief Financial Officer
Quebecor Inc. and Quebecor Media Inc.
Email: hugues.simard@quebecor.com
Telephone: 514 380-7414

For media only

Merick Séguin
Advisor, Public relations
Videotron
Email: merick.seguin@videotron.com
Telephone: 514 380-7069

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Emilie Duguay

By:	Emilie Duguay
Corporate Secretary

Date:	October 9, 2019